UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

SodaStream International Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.645 per share
(Title of Class of Securities)

M9068E 10 5
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

CUSIP No.	M9068E 10 5

1. Names of Reporting Persons. FORTISSIMO CAPITAL FUND GP, LP I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)

☒ (a)
☐ (b)

3. SEC Use Only

4. Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0*

6. Shared Voting Power 5,159,451*

7. Sole Dispositive Power 0*

8. Shared Dispositive Power 5,159,451*

9. Aggregate Amount Beneficially Owned by Each Reporting Person	5,159,451*

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

11. Percent of Class Represented by Amount in Row (9) 28.0%*

12. Type of Reporting Person (See Instructions) PN

*Calculations are based on 18,447,862 Ordinary Shares of  the Issuer outstanding, in accordance with disclosure contained in the Issuer's Proxy Statement dated January 6, 2011. This Schedule 13G is filed jointly by Fortissimo Capital Fund GP, L.P., Fortissimo Capital Fund (Israel) L.P., Fortissimo Capital Fund (Israel-DP), L.P. and Fortissimo Capital Fund, L.P. (together, the "Fortissimo Entities") acting as a "group" within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 hereto.

Page 2 of 12 Pages

CUSIP No.	M9068E 10 5

1. Names of Reporting Persons. FORTISSIMO CAPITAL FUND (Israel), LP I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)

☒ (a)
☐ (b)

3. SEC Use Only

4. Citizenship or Place of Organization Israel

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0*

6. Shared Voting Power 5,159,451*

7. Sole Dispositive Power 0*

8. Shared Dispositive Power 5,159,451*

9. Aggregate Amount Beneficially Owned by Each Reporting Person	4,665,364*

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).	*

11. Percent of Class Represented by Amount in Row (9) 25.3%*

12. Type of Reporting Person (See Instructions) PN

* Calculations are based on 18,447,862 Ordinary Shares of the Issuer outstanding, in accordance with disclosure contained in the Issuer's Proxy Statement dated January 6, 2011. This Schedule 13G is filed jointly by the Fortissimo Entities, acting as a "group" within the meaning of Rule 13d-5(b)(1) of the Exchange Act, pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 hereto.

Page 3 of 12 Pages

CUSIP No.	M9068E 10 5

1. Names of Reporting Persons. FORTISSIMO CAPITAL FUND (Israel-DP), LP I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)

☒ (a)
☐ (b)

3. SEC Use Only

4. Citizenship or Place of Organization Israel

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0*

6. Shared Voting Power 5,159,451*

7. Sole Dispositive Power 0*

8. Shared Dispositive Power 5,159,451*

9. Aggregate Amount Beneficially Owned by Each Reporting Person	333,392*

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).	*

11. Percent of Class Represented by Amount in Row (9) 1.8%*

12. Type of Reporting Person (See Instructions) PN

* Calculations are based on 18,447,862 Ordinary Shares of the Issuer outstanding, in accordance with disclosure contained in the Issuer's Proxy Statement dated January 6, 2011. This Schedule 13G is filed jointly by the Fortissimo Entities, acting as a "group" within the meaning of Rule 13d-5(b)(1) of the Exchange Act, pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 hereto.

Page 4 of 12 Pages

CUSIP No.	M9068E 10 5

1. Names of Reporting Persons. FORTISSIMO CAPITAL FUND, LP I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)

☒ (a)
☐ (b)

3. SEC Use Only

4. Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0*

6. Shared Voting Power 5,159,451*

7. Sole Dispositive Power 0*

8. Shared Dispositive Power 5,159,451*

9. Aggregate Amount Beneficially Owned by Each Reporting Person	160,695*

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).	*

11. Percent of Class Represented by Amount in Row (9) 0.9%*

12. Type of Reporting Person (See Instructions) PN

* Calculations are based on 18,447,862 Ordinary Shares of the Issuer outstanding, in accordance with disclosure contained in the Issuer's Proxy Statement dated January 6, 2011. This Schedule 13G is filed jointly by the Fortissimo Entities, acting as a "group" within the meaning of Rule 13d-5(b)(1) of the Exchange Act, pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 hereto.

Page 5 of 12 Pages

Item 1.

(a)	The name of the Issuer is SodaStream International Ltd.

(b)	The address of the Issuer’s principal executive offices is: Gilboa Street, Airport City, Ben Gurion Airport, Israel 70100.

Item 2.

(a)
and (d) This Schedule 13G is being filed by Fortissimo Capital Fund GP, L.P. ("FFC-GP"); Fortissimo Capital Fund (Israel), L.P. ("FFC-Israel"); Fortissimo Capital Fund (Israel-DP), L.P. ("FFC-Israel-DP"); and Fortissimo Capital Fund, L.P. ("FFC Cayman") (FFC-GP, FFC-Israel, FFC-Israel-DP and FFC Cayman are collectively referred to herein as the "Reporting Persons"), with respect to beneficial ownership of the Ordinary Shares of the Issuer.

(b)
and (c) FFC-GP is a limited partnership organized and existing under the laws of the Cayman Islands and whose principal business is to act as the sole general partner of the other Reporting Persons. Its business address is 14 Hamelacha Street, Park Afek, Rosh Ha'ayin Israel 48091. The general partner of FFC-GP is Fortissimo Capital (GP) Management Ltd., a Cayman Island corporation ("FFC Mgmt"). The business address of FFC Mgmt is Walkers House PO Box 265 GT, Mary Street, George Town, Grand Cayman, Cayman Islands. FFC Mgmt's principal business is to act as the sole general partner of FFC Cayman. The sole shareholder and director of FFC-GP is Yuval Cohen (the "Control Person"). The Control Person's business address is 14 Hamelacha Street, Park Afek, Rosh Haayin Israel 48091 and his principal business activity is managing the investments of each of the Reporting Persons.

The principal business of each of FFC-Israel, FFC-Israel-DP and FFC Cayman is investing in public and private technology oriented companies, and their respective business address is 14 Hamelacha Street, Park Afek, Rosh Ha'ayin Israel 48091.

Each of FFC-Israel and FFC-Israel-DP is a limited partnership organized and existing under the laws of the State of Israel. FFC Cayman is a limited partnership organized and existing under the laws of the Cayman Islands.

(e)	The CUSIP number of the Issuer’s Ordinary Shares is M9068E 10 5.

Item 3. If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)      ☐        Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)      ☐        Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)      ☐        Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)      ☐        Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)      ☐        An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)       ☐        An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)      ☐        A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)      ☐        A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)       ☐        A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)       ☐        A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).

(k)       ☐       Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution: ______________.

Page 6 of 12 Pages

Item 4. Ownership

Name of Fund	Number of Shares		Percentage Holdings*
Fortissimo Capital Fund GP, L.P.	5,159,451	*	28.0%

Fortissimo Capital Fund (Israel), L.P.	4,665,364	*	25.3%

Fortissimo Capital Fund (Israel-DP), L.P.	333,392	*	1.8%

Fortissimo Capital Fund, L.P.	160,695	*	0.9%

*
Calculations are based on 18,447,862 Ordinary Shares of the Issuer outstanding, in accordance with disclosure contained in the Issuer's Proxy Statement dated January 6, 2011.   No Reporting Person has sole voting power or sole dispositive power over Ordinary Shares.

FFC-GP is the registered owner of the Ordinary Shares held by each of FFC-Israel, FFC-Israel-DP and FFC Cayman and thus the number of Ordinary Shares listed as owned by it and its percentage holdings reflects the collective number of Ordinary Shares beneficially owned by each of FFC-Israel, FFC-Israel-DP and FFC Cayman.

FFC-Israel, FFC-Israel-DP and FFC Cayman invest together, in the framework of parallel private equity funds, which are managed by FFC-GP. The pro-rata allocation among such entities is as follows: FFC-Israel - 89.97%; FFC-Israel-DP- 6.46%; and FFC Cayman -3.57%.

FFC-GP, in its capacity of being the sole general partner of FFC-Israel, FFC-Israel-DP and FFC Cayman, controls and manages each of the Reporting Persons. Accordingly, FFC-GP is the beneficial owner of the Ordinary Shares held by each of the Reporting Persons. FFC-GP, in its capacity as the general partner of each of the Reporting Persons, has the voting and dispositive power over the Ordinary Shares held by each of them. FFC-GP may be deemed to be the indirect beneficial owner of the Ordinary Shares directly beneficially owned by the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

FFC-GP is the general partner of FFC-Israel, FFC-Israel-DP and FFC Cayman, and as such makes decisions on behalf of each of those respective funds, but does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See the Joint Filing Agreement Attached hereto as an Exhibit.

Page 7 of 12 Pages

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

Page 8 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1. Fortissimo Capital GP, LP

By its General Partner

Fortissimo Capital (GP) Management Ltd

/s/ Yuval Cohen	Dated: February 10, 2011
Yuval Cohen, Director

2. Fortissimo Capital Fund (Israel) LP

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner

Fortissimo Capital (GP) Management Ltd.

/s/ Yuval Cohen	Dated: February 10, 2011
Yuval Cohen, Director

3. Fortissimo Capital Fund (Israel-DP), L.P.

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner

Fortissimo Capital (GP) Management Ltd.

/s/ Yuval Cohen	Dated: February 10, 2011
Yuval Cohen, Director

4. Fortissimo Capital Fund, L.P.

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner

Fortissimo Capital (GP) Management Ltd.

/s/ Yuval Cohen	Dated: February 10, 2011
Yuval Cohen, Director

Page 9 of 12 Pages

EXHIBIT ON NEXT PAGE

Page 10 of 12 Pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Ordinary Shares of SodaStream International Ltd., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 10, 2011.

1. Fortissimo Capital GP, LP

By its General Partner

Fortissimo Capital (GP) Management Ltd.

/s/ Yuval Cohen
Yuval Cohen, Director

2. Fortissimo Capital Fund (Israel) LP

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner

Fortissimo Capital (GP) Management Ltd.

/s/ Yuval Cohen
Yuval Cohen, Director

Page 11 of 12 Pages

3. Fortissimo Capital Fund (Israel-DP), L.P.

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner

Fortissimo Capital (GP) Management Ltd.

/s/ Yuval Cohen
Yuval Cohen, Director

4. Fortissimo Capital Fund, L.P.

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner

Fortissimo Capital (GP) Management Ltd.

/s/ Yuval Cohen
Yuval Cohen, Director

Page 12 of 12 Pages